EXHIBIT 1.9

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Cominar Real Estate Investment Trust (“Cominar”)

455 Marais Street

Québec City, Québec

G1M 3A2

Item 2	Date of Material Change

March 1, 2012

Item 3	News Release

A press release was disseminated by CNW Telbec on March 1, 2012 from Québec City, Québec.

Item 4	Summary of Material Change

Cominar and Canmarc Real Estate Investment Trust (“Canmarc”) announced the completion of the acquisition of trust units of Canmarc (the “Canmarc Units”) pursuant to the right of compulsory acquisition.

Item 5	Full Description of Material Change

5.1    Full Description of Material Change

On March 1, 2012, Cominar and Canmarc announced that Cominar, through wholly-owned subsidiaries of Cominar, had acquired all of the remaining 2,756,064 Canmarc Units, being approximately 5% of the issued and outstanding Canmarc Units, pursuant to the right of compulsory acquisition provided under the declaration of trust of Canmarc. Cominar had previously acquired approximately 95% of the issued and outstanding Canmarc Units.

Holders of Canmarc Units (the “Canmarc Unitholders”) had until on or before 9:00 a.m. (Toronto time) on March 5, 2012, to elect the consideration to be delivered to them under the compulsory acquisition. Cominar offered to acquire all of the Canmarc Units for, at the option of Canmarc Unitholders, either $16.50 in cash per Canmarc Unit or 0.7607 trust units of Cominar per Canmarc Unit, subject to proration.

Canmarc was delisted from the Toronto Stock Exchange at the close of business on March 5, 2012, and will subsequently file applications in order for Canmarc to cease to be a reporting issuer under applicable Canadian securities laws. In connection with the completion of the acquisition, Ms. Karen Prentice and Mr. John Levitt have stepped down from the board of trustees of Canmarc.

5.2    Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

Michel Dallaire

President and Chief Executive Officer

(418) 681-8151

Item 9	Date of Report

March 7, 2012